SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
SHELTER PROPERTIES II LIMITED PARTNERSHIP

(Name of Subject Company)
SHELTER PROPERTIES II LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Mackenzie Special Fund 6-A, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MP Income Fund 16, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 5,495 units of limited partnership interest (“Units”) of Shelter Properties II Limited Partnership, at a price of $600.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 16, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Shelter Properties II Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of April 16, 2007, 27,500 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Shelter Realty II Corporation (the “Corporate General Partner”), a South Carolina corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $600.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 13, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Corporate General Partner and its affiliates for the management and administration of all partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Affiliates of the Corporate General Partner receive 5% of gross receipts from both of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $320,000 and $294,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Corporate General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $252,000 and $262,000 for the years ended December 31, 2006 and 2005, respectively. The portion of these reimbursements included in investment properties for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the Corporate General Partner of approximately $133,000 and $141,000, respectively. At December 31, 2006, the Partnership owed approximately $158,000 for accountable administrative expenses.
     In accordance with the Partnership Agreement, the Corporate General Partner has loaned the Partnership funds primarily to assist in the hurricane cleanup and repairs required at Parktown Townhouses due to flood damage as well as operations at both of the Partnership’s properties. During the year ended December 31, 2006 the Corporate General Partner advanced the Partnership approximately $174,000 to pay outstanding accounts payable at Parktown Townhouses and Signal Pointe Apartments. During the year ended December 31, 2005, the Corporate General Partner advanced the Partnership approximately $308,000 to pay real estate taxes at Parktown Townhouses and for accounts payable resulting from the hurricane damage to Signal Pointe Apartments in 2004. During the years ended December 31, 2006 and 2005, the Partnership paid approximately $590,000 and $403,000 in advances and accrued interest, respectively. Interest on advances is charged at the prime rate plus 2%, or 10.25% at December 31, 2006. Interest expense was approximately $35,000 and $57,000 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006 the indebtedness to the Corporate General Partner is approximately $97,000, including accrued interest. Subsequent to December 31, 2006, the Corporate General Partner advanced approximately $298,000 to the Partnership to pay real estate taxes at Parktown Townhouses and operating expenses at both of the Partnership’s properties.
     During 1983, a payable to the general partners of approximately $58,000 was accrued for sales commissions earned. In addition, during the year ended December 31, 2003, the Partnership accrued a sales commission due to the Corporate General Partner of approximately $47,000 related to the sale of Raintree Apartments. Pursuant to the Partnership Agreement, these liabilities cannot be paid until certain levels of return are received by the limited partners. As of December 31, 2006, the level of return to the limited partners has not been met.
     The Partnership insures its properties up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Corporate General Partner. During the years ended December 31,

2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $126,000 and $76,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 21,232.50 limited partnership units (the “Units”) in the Partnership representing 77.21% of the outstanding Units at December 31, 2006. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Corporate General Partner. As a result of its ownership of 77.21% of the outstanding Units, AIMCO and its affiliates are in a position to control all such voting decisions with respect to the Partnership. Although the Corporate General Partner owes fiduciary duties to the limited partners of the Partnership, the Corporate General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Corporate General Partner, as corporate general partner, to the Partnership and its limited partners may come into conflict with the duties of the Corporate General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of April 27, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     AIMCO Properties, L.P., an affiliate of the Corporate General Partner and AIMCO, initiated a tender offer for the Units on March 30, 2007, pursuant to an Offer to Purchase, dated as of March 30, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on March 30, 2007. AIMCO Properties, L.P. is offering to buy all of the Units tendered by each limited partner at a price of $600.00 per Unit, raised from its original offer price of $550.00 per Unit. If fewer than 320 unitholders would remain following the completion of the offer, AIMCO Properties, L.P. offered to purchase up to 99% of the total number of Units so tendered by each limited partner. This tender offer will expire on May 30, 2007, unless the deadline is extended.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.

ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of April 27, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated April 27, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2007

SHELTER PROPERTIES II LIMITED PARTNERSHIP
By:	Shelter Realty II Corporation
(Corporate General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President